Exhibit 99.1

SECTION 302 CERTIFICATION

I, Pierre Rivard, certify that:

  1.
  I have reviewed this annual report on Form 40-F/A of Hydrogenics Corporation;

  2.
  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: May 3, 2005
/s/ PIERRE RIVARD Pierre Rivard President, Chief Executive Officer and Director